CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Currency-Linked Notes due 2014	$10,000,000	$1,146.00

May 2012 Pricing Supplement No. 196 Registration Statement No. 333-178081 Dated May 24, 2012 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in Currencies

Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)
The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the accompanying prospectus supplement for currency-linked notes and the accompanying prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus the supplemental redemption amount, if any, based on whether the Chinese renminbi has appreciated relative to the U.S. dollar on the valuation date.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$10,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	May 24, 2012
Original issue date:	May 30, 2012 (3 business days after the pricing date)
Maturity date:	May 30, 2014
Interest:	None
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
$1,000 times the currency performance times the participation rate

If the currency performance is equal to or less than zero, the supplemental redemption amount will be zero.  Therefore, the payment due under the notes at maturity will be only the stated principal amount for each note that you hold.

Currency performance:	1 – (final exchange rate / initial exchange rate) This formula effectively limits the positive currency performance to 100%. See “How Does the Currency Performance Formula Work?”
Participation rate:	300%
Initial exchange rate:	6.3247, which is the exchange rate on the pricing date
Final exchange rate:	The exchange rate on the valuation date
Exchange rate:
On any currency business day, the rate for conversion of the Chinese renminbi (“CNY”) into U.S. dollars (expressed as the number of units of CNY per one U.S. dollar), as determined by reference to the rate displayed on the reference source on such currency business day.

Reference source:	Reuters page “SAEC”
Valuation date:	May 27, 2014, subject to adjustment for non-currency business days
CUSIP/ISIN:	617482SN5 / US617482SN50
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note:	$1,000	$12.50	$987.50
Total:	$10,000,000	$125,000	$9,875,000
(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $12.50 for each note they sell. Please see “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for currency-linked notes.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 21, 2011	Prospectus dated November 21, 2011

 The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

How Do Currency Exchange Rates Work?

       Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

▪	The exchange rate for the Chinese renminbi is expressed as the number of units of the CNY per U.S. dollar.

➢
As a result, a decrease in the exchange rate means that the Chinese renminbi has appreciated / strengthened relative to the U.S. dollar.  This means that it takes fewer of the Chinese renminbi to purchase one (1) U.S. dollar on the valuation date than it did on the pricing date.  An exchange rate of 4.80 reflects a strengthening of the CNY, relative to the U. S. dollar, as compared to an exchange rate of 6.40.

➢
Conversely, an increase in the exchange rate means that the Chinese renminbi has depreciated / weakened relative to the U.S. dollar.  This means that it takes more of the Chinese renminbi to purchase one (1) U.S. dollar on the valuation date than it did on the pricing date.  An exchange rate of 9.60 reflects a weakening of the Chinese renminbi relative to the U. S. dollar, as compared to an exchange rate of 6.40.

How Does the Currency Performance Formula Work?

The currency performance formula used to calculate the payment at maturity for the notes effectively limits the positive currency performance to 100%.

The currency performance is equal to (1 – final exchange rate / initial exchange rate).

➢        In the example below, the Chinese renminbi strengthens from the initial exchange rate of 6.40 to the final exchange rate of 4.80, resulting in the currency performance of 1 – (4.80 / 6.40) = 25%.

Initial Exchange Rate (# CNY / 1 USD)	Final Exchange Rate (# CNY / 1 USD)
6.40	4.80

➢        In the example below, the Chinese renminbi weakens from the initial exchange rate of 6.40 to the final exchange rate of 9.60, resulting in the currency performance of 1 – (9.60 / 6.40) = –50%.

Initial Exchange Rate (# CNY / 1 USD)	Final Exchange Rate (# CNY / 1 USD)
6.40	9.60

➢           In the example below, the Chinese renminbi strengthens to the fullest extent possible from the initial exchange rate of 6.40 to the final exchange rate of 0.00001 (possibly due to a hypothetical devaluation of the U.S. dollar), resulting in the currency performance of 1 – (0.00001 / 6.40) = approximately 99.9999%.

Initial Exchange Rate (# CNY / 1 USD)	Final Exchange Rate (# CNY / 1 USD)
6.40	0.00001

This example illustrates that, because the currency performance for the CNY is calculated by subtracting a fraction equal to the final exchange rate divided by the initial exchange rate from 1, the maximum possible currency performance will be no greater than 100%.

May 2012	Page 2

Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus the supplemental redemption amount, if any, based on whether the CNY has appreciated relative to the U.S. dollar on the valuation date.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Key Dates
Pricing date:	Original issue date:	Maturity date:
May 24, 2012	May 30, 2012 ( 3 business days after the pricing date)	May 30, 2014
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Aggregate principal amount:	$10,000,000
Stated principal amount:	$1,000 per note
Interest:	None
Denominations:	$1,000 and integral multiples thereof
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
$1,000 times the currency performance times the participation rate

If the currency performance is equal to or less than zero, the supplemental redemption amount will be zero. Therefore, the payment due under the notes at maturity will be only the stated principal amount for each note that you hold.

Currency performance:	1 – (final exchange rate / initial exchange rate) This formula effectively limits the positive currency performance to 100%.
Participation rate:	300%
Initial exchange rate:	6.3247, which is the exchange rate on the pricing date
Final exchange rate:	The exchange rate on the valuation date
Exchange rate:
On any currency business day, the rate for conversion of the CNY into U.S. dollars (expressed as the number of units of CNY per U.S. dollar), as determined by reference to the rate displayed on the reference source on such currency business day.

Reference source:	Reuters page “SAEC”
Valuation date:	May 27, 2014, subject to adjustment for non-currency business days
Risk Factors:	Please see “Risk Factors” beginning on page 8.

May 2012	Page 3

Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

General Information
Listing:	The notes will not be listed on any securities exchange
CUSIP:	617482SN5
ISIN:	US617482SN50
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the “comparable yield” for the notes is a rate of 3.9372% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,081.1570 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

	ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
	Original Issue Date through June 30, 2012	$3.2810	$3.2810
	July 1, 2012 through December 31, 2012	$19.7506	$23.0316
	January 1, 2013 through June 30, 2013	$20.1394	$43.1710
	July 1, 2013 through December 31, 2013	$20.5359	$63.7069
	January 1, 2014 through the Maturity Date	$17.4501	$81.1570

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

	If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Trustee:	The Bank of New York Mellon
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”)
Calculation agent:	Morgan Stanley Capital Services LLC (“MSCS”)
Payment currency:	U.S. dollars
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by trading in forwards and options contracts on the Chinese renminbi.  Such purchase activity could have affected the exchange rate for the Chinese renminbi, and, therefore, the exchange rate that must prevail with respect to the Chinese renminbi on the valuation date before you would receive at maturity a payment that exceeds the stated principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA

May 2012	Page 4

Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

May 2012	Page 5

Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $12.50 for each note they sell.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement for currency-linked notes.

Validity of the notes:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This is a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for currency-linked notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

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Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

Hypothetical Payouts on the Notes at Maturity

Below are two examples of how to calculate the currency performance and the payment at maturity based on the hypothetical exchange rates set out below and the participation rate of 300%.  The following hypothetical examples are provided for illustrative purposes only.  The actual initial exchange rate is as specified on the cover page and the final exchange rate will be determined on the valuation date.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

For the CNY, a decrease in the exchange rate means that the currency has appreciated/strengthened relative to the U.S. dollar and an increase in the exchange rate means that the currency has depreciated/weakened relative to the U.S. dollar.  The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1:  The CNY has appreciated relative to the U.S. dollar

Participation rate: 300%
Hypothetical initial exchange rate:	6.40
Hypothetical final exchange rate:	5.76

The currency performance will equal:  1 - (final exchange rate / initial exchange rate)

Using the above hypothetical initial and final exchange rates, the currency performance is calculated as follows:

Currency performance = 1 - (5.76 / 6.40) = 0.10

In this example, the CNY has strengthened 10% relative to the dollar.

Payment at maturity	=	$1,000 + supplemental redemption amount
	=	$1,000 + ($1,000 x currency performance x participation rate)
	=	$1,000 + ($1,000 x 10% x 300%)
	=	$1,300

Because the currency performance is greater than zero, the payment at maturity will equal $1,000 plus the supplemental redemption amount.  The payment at maturity per note will be $1,300, or the stated principal amount of $1,000 plus the supplemental redemption amount of $300.

Example 2:  The CNY has depreciated (or not appreciated) relative to the U.S. dollar

Participation rate: 300%
Hypothetical initial exchange rate:	6.40
Hypothetical final exchange rate:	7.04

Currency performance = 1 - (7.04 / 6.40) = -0.10

Payment at maturity	=	$1,000

Because the currency performance is less than zero, the payment at maturity will equal the stated principal amount.

May 2012	Page 7

Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the Chinese renminbi.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the section entitled “Risk Factors” in the accompanying prospectus supplement and prospectus.

▪
The notes may not pay more than the stated principal amount at maturity.  Because the supplemental redemption amount is variable and may equal zero, you may receive only the stated principal amount of $1,000 for each note you hold at maturity, subject to the credit risk of Morgan Stanley.

▪
No periodic interest payments and the return on your investment in the notes may be less than the amount that would be paid on conventional debt securities issued by us with similar maturities.  The terms of the notes differ from ordinary debt securities in that no periodic interest will be paid.  Unless the currency performance is sufficiently greater than zero, the overall return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity issued by us.  The payment of the supplemental redemption amount, if any, and the return of the stated principal amount of the notes at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The currency performance formula will limit the upside potential of the notes.  The currency performance measures the extent to which the exchange rate of the Chinese renminbi relative to the USD increases or decreases from the pricing date to the valuation date, expressed as (1 – final exchange rate / initial exchange rate).  Because of the way the currency performance is calculated, the maximum currency performance currency is effectively 100%.

▪
The currency performance formula will diminish any appreciation of the Chinese renminbi relative to the U.S. dollar (leaving aside the effect of the participation rate).  The notes do not provide a linear return on the appreciation of the Chinese renminbi relative to the U.S. dollar.  A linear return would reflect the return that would be achieved by converting a notional amount of U.S. dollars into Chinese renminbi at the initial exchange rate and then, on the valuation date, converting the resulting amount of the Chinese renminbi back into U.S. dollars at the final exchange rate.  Instead, the return on the notes will be determined by reference to the currency performance formula described in this document, which do not reflect a linear return.  Under this formula, any appreciation of the Chinese renminbi relative to the U.S. dollar will be diminished, as compared to a linear return (leaving aside the effect of the participation rate).  Moreover, the diminishing effect on any appreciation of the Chinese renminbi relative to the U.S. dollar increases as the currency performance increases.  Accordingly, your payment at maturity may be less than if you had invested in similar securities that provide linear returns.

▪
The notes are subject to currency exchange risk. Fluctuations in the exchange rates between the U.S. dollar and the Chinese renminbi will affect the value of the notes.  The exchange rate between the Chinese renminbi and the U.S. dollar is volatile and is the result of numerous factors specific to China and the United States including the supply of, and the demand for, the Chinese renminbi, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to different regions.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in China and the United States, including economic and political developments in other countries.  Of particular importance to potential currency exchange risk are: (i) existing and expected rates of inflation; (ii) existing and expected interest rate levels; (iii) the balance of payments; and (iv) the extent of governmental surpluses or deficits in China and the United States of America.  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of China and the United States and other countries important to international trade and finance.  The weakening of the Chinese renminbi relative to the U.S. dollar may have a material adverse effect on the value of the notes and the return on an investment in the notes.

▪
The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Our affiliate, Morgan Stanley & Co. LLC, which we refer to as MS & Co., may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes

May 2012	Page 8

Currency-Linked Notes due May 30, 2014
Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
Market price of the notes may be influenced by many unpredictable factors.  Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market.  As noted above, we expect that the exchange rate for the Chinese renminbi on any day will affect the value of the notes more than any other single factor.  Other factors that may influence the value of the notes include: (i) the volatility (frequency and magnitude of changes in value) of the Chinese renminbi relative to the U.S. dollar; (ii) interest and yield rates in the U.S. market and in China; (iii) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the Chinese renminbi or currencies markets generally and that may affect the final exchange rate; (iv) the time remaining to the maturity of the notes; and (v) any actual or anticipated changes in our credit ratings or credit spreads.  Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if, at the time of sale, the Chinese renminbi has weakened relative to the U.S. dollar or if interest rates rise.

▪
The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

▪
Investing in the notes is not equivalent to investing directly in the Chinese renminbi.  You may receive a lower payment at maturity than you would have received if you had invested directly in the Chinese renminbi.  The currency performance is dependent solely on the formula stated above and not on any other formula that could be used for calculating currency performances.

▪
The notes are exposed to a single emerging markets currency and therefore expose you to significant nondiversified currency risk.  An investment in the notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Chinese renminbi, relative to the U.S. dollar.  As an emerging markets currency, the Chinese renminbi is subject to an increased risk of significant adverse fluctuations in value.  Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the notes.  The exchange rate between the Chinese renminbi and the U.S. dollar is managed by the Chinese government, and may also be influenced by political or economic developments in the People’s Republic of China or elsewhere and by macroeconomic factors and speculative actions.  From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People’s Bank of China (the “People’s Bank”) allowed the renminbi to float against the U.S. dollar within a very narrow band around the central exchange rate published daily by the People’s Bank.  In July 2005, the People’s Bank revalued the renminbi by 2% and announced that in the future it would set the value of the renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar.  In addition, the People’s Bank announced that the reference basket of currencies used to set the value of the renminbi would be based on a daily poll of onshore market dealers and other undisclosed factors.  Movements in the exchange rate between the Chinese renminbi and the U.S. dollar within the narrow band established by the People’s Bank result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.  The inflow and outflow of renminbi in China has historically been tightly controlled by the People’s Bank but there have been signs in recent years of a nascent but fast growing offshore renminbi market, with foreign exchange reforms implemented in 2010 serving as the catalyst.  These reforms allow the renminbi to move to Hong Kong from mainland China without restriction if it is for the purpose of international trade settlement (e.g., import payments).  Once moved offshore, this renminbi is reclassified from “CNY” renminbi to so-called “CNH” renminbi, which has no mainland restriction as to its end-use if it remains offshore.  However, the growth of the CNH market may be impeded as China still tightly regulates the “back flow” of CNH into the onshore mainland market, in part to protect domestic

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Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

markets.  This creates a separate currency market for onshore versus offshore renminbi with different levels of exchange rates driven by capital control measures, supply and demand and arbitrage opportunities.  No assurance can be given with respect to any future changes in the policy of the People’s Republic of China dealing with offshore renminbi trading.  To the extent that management of the renminbi by the People’s Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of the Chinese renminbi could result in significant movement in the value of the renminbi.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People’s Republic of China and the United States, including capital control measures and economic and political developments in other countries.

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Government intervention could materially and adversely affect the value of the notes.  Specific currencies’ exchange rates can be highly volatile and are affected by numerous factors specific to each foreign country.  Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely.  Governments, including those of China and the United States, use a variety of techniques, such as intervention by their central bank or the imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.  There will be no offsetting adjustment or change made during the term of the notes in the event that the floating exchange rate between the Chinese renminbi and the U.S. dollar should become fixed.  Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Chinese renminbi, or any other currency. Therefore, any significant changes or governmental actions with respect to the Chinese renminbi, the U.S. dollar or any other currency that result in the weakening of the Chinese renminbi relative to the U.S. dollar may have a material adverse effect on the value of the notes and the return on an investment in the notes.

In addition, if the Chinese renminbi is lawfully eliminated, converted, redenominated or exchanged by China during the term of the notes, the calculation agent, in its sole discretion, will determine the exchange rate for the affected currency (or make such adjustment to the exchange rate, as required) on the valuation date, and this determination may adversely affect the supplemental redemption amount payable to you, if any.

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Even though currencies trade around-the-clock, the notes will not.  The Interbank market in foreign currencies is a global, around-the-clock market.  Therefore, the hours of trading for the notes, if any trading market develops, will not conform to the hours during which the Chinese renminbi and/or the U.S. dollar are traded.  Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.  There is no systematic reporting of last-sale information for foreign currencies.  Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Chinese renminbi/U.S. dollar exchange rate used to calculate the supplemental redemption amount.  There is no regulatory requirement that those quotations be firm or revised on a timely basis.  The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

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Suspension or disruptions of market trading in the Chinese renminbi may adversely affect the value of the notes.  The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators.  These circumstances could adversely affect the Chinese renminbi/U.S. dollar exchange rate and, therefore, the value of the notes.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included

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in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, Morgan Stanley Capital Services LLC, which we refer to as MSCS, has determined the initial exchange rate and will determine the final exchange rate and the currency performance and calculate the amount you will receive at maturity.  Any of these determinations made by MSCS, in its capacity as calculation agent, including with respect to the calculation of any exchange rate in the event of a discontinuance of reporting of the Chinese renminbi’s exchange rate, may affect the payout to you at maturity.

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Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.  One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the notes (and possibly to other instruments linked to the Chinese renminbi and/or the U.S. dollar), including trading in futures, forwards and options contracts on the Chinese renminbi. Some of our subsidiaries also trade the Chinese renminbi and other financial instruments related to the Chinese renminbi on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the value of the Chinese renminbi relative to the U.S. dollar on the pricing date and, as a result, could have increased the value relative to the U.S. dollar that the Chinese renminbi must attain on the valuation date before you would receive a payment at maturity that exceeds the $1,000 stated principal amount of the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the exchange rate of the Chinese renminbi on the valuation date and, accordingly, the amount of cash you will receive at maturity.

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Based on the Performance of the Chinese Renminbi Relative to the U.S. Dollar (Bullish CNY/Bearish USD)

Historical Information

The following table sets forth the published high, low and end-of-quarter CNY/USD exchange rates for each quarter in the period from January 1, 2007 through May 24, 2012.  The related graph sets forth the CNY/USD exchange rates (expressed as units of CNY per one U.S. dollar) for such period.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We will not use Bloomberg to determine the applicable exchange rates.  You cannot predict the future performance of the exchange rate based on its historical performance.
CNY/USD	High	Low	Period End
2007
First Quarter	7.81430	7.72690	7.73150
Second Quarter	7.73500	7.61510	7.61510
Third Quarter	7.60590	7.50360	7.51050
Fourth Quarter	7.52760	7.30370	7.30370
2008
First Quarter	7.30410	7.01160	7.01200
Second Quarter	7.01850	6.85440	6.85440
Third Quarter	6.87920	6.81130	6.84600
Fourth Quarter	6.88720	6.81710	6.82770
2009
First Quarter	6.85190	6.82700	6.83390
Second Quarter	6.83730	6.81920	6.83050
Third Quarter	6.83620	6.82590	6.82640
Fourth Quarter	6.83110	6.82330	6.82710
2010
First Quarter	6.83390	6.82560	6.82590
Second Quarter	6.83330	6.78180	6.78180
Third Quarter	6.81080	6.68730	6.69210
Fourth Quarter	6.69170	6.60700	6.60700
2011
First Quarter	6.63500	6.54830	6.56120
Second Quarter	6.54770	6.46340	6.46390
Third Quarter	6.47210	6.37810	6.38120
Fourth Quarter	6.38520	6.29500	6.29500
2012
First Quarter	6.33900	6.29380	6.29850
Second Quarter (through May 24, 2012)	6.34520	6.27740	6.34520

CNY/USD Exchange Rate January 1, 2007 to May 24, 2012 (expressed as CNY per USD)

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Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

May 2012	Page 13